                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934


For the month of                          November                       2004
                 -------------------------------------------------------

                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
-------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                   Form 40-F     |X|
            -----------                -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     |X|
    ------------        -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


This Form 6-K consists of a press release announcing Acetex's results for the three months period ended September 30, 2004.

                               ACETEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

ASSETS                                                       SEPTEMBER 30,            DECEMBER 31,
                                                                      2004                    2003
                                                       --------------------    --------------------
                                                               (UNAUDITED)
CURRENT ASSETS:
    Cash and cash equivalents                                      $57,051                 $53,903
    Accounts receivable                                             98,583                  79,774
    Inventories                                                     64,175                  68,505
    Prepaid expenses and other                                       4,338                   7,175
                                                       --------------------    --------------------
                                                                   224,147                 209,357

PROPERTY, PLANT AND EQUIPMENT                                      237,686                 254,010

OTHER ASSETS                                                        11,750                  10,229
                                                       --------------------    --------------------
                                                                  $473,583                $473,596
                                                       ====================    ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                       $96,166                 $94,108

PENSION OBLIGATION                                                  21,587                  20,976

REVOLVING CREDIT FACILITY                                           28,862                  29,137

SENIOR UNSECURED NOTES                                             265,000                 265,000
                                                       --------------------    --------------------
                                                                   411,615                 409,221
                                                       --------------------    --------------------

SHAREHOLDERS' EQUITY
    Share capital                                                  103,158                 103,059
    Additional paid-in capital                                       1,547                   1,547
    Deficit                                                        (29,413)                (30,699)
    Cumulative translation adjustment                              (13,324)                 (9,532)
                                                       --------------------    --------------------
                                                                    61,968                  64,375
                                                       --------------------    --------------------
                                                                  $473,583                $473,596
                                                       ====================    ====================

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              (In thousands of U.S. dollars, except per share data)
                                   (unaudited)

                                                         THREE                 THREE                 NINE                 NINE
                                                  MONTHS ENDED          MONTHS ENDED         MONTHS ENDED         MONTHS ENDED
                                                 SEPTEMBER 30,         SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,
                                                          2004                  2003                 2004                 2003
                                               ----------------      ----------------    -----------------    -----------------

SALES                                                 $138,173              $ 96,991             $395,009             $252,505

COST OF GOODS SOLD                                     113,008                86,691              327,045              214,413
AMORTIZATION                                             7,211                 6,233               21,903               16,555
                                               ----------------      ----------------    -----------------    -----------------
                                                       120,219                92,924              348,948              230,968
                                               ----------------      ----------------    -----------------    -----------------

GROSS PROFIT                                            17,954                 4,067               46,061               21,537
                                               ----------------      ----------------    -----------------    -----------------
Other operating expenses:
Selling, general and administrative                      6,826                 4,194               18,571                9,382
Research and development                                 1,155                   684                3,112                1,697
                                               ----------------      ----------------    -----------------    -----------------
                                                         7,981                 4,878               21,683               11,079
                                               ----------------      ----------------    -----------------    -----------------

OPERATING EARNINGS (LOSS)                                9,973                  (811)              24,378               10,458
OTHER INCOME (EXPENSE):
Interest expense                                        (7,660)               (6,891)             (23,152)             (17,357)
Equity income (loss)                                        69                    27                  294                  (51)
Foreign exchange (loss) and other                       (1,545)               (2,737)                (234)              (4,166)
                                               ----------------      ----------------    -----------------    -----------------
                                                        (9,136)               (9,601)             (23,092)             (21,574)
                                               ----------------      ----------------    -----------------    -----------------
EARNINGS (LOSS) BEFORE INCOME TAXES                        837               (10,412)               1,286              (11,116)
                                               ----------------      ----------------    -----------------    -----------------
INCOME TAXES                                                --                    --                   --                   --
                                               ----------------      ----------------    -----------------    -----------------
NET EARNINGS (LOSS) FOR THE PERIOD                         837               (10,412)               1,286              (11,116)
DEFICIT, BEGINNING OF PERIOD                           (30,250)              (12,426)             (30,699)             (11,563)
EXCESS OF REPURCHASE PRICE OVER ASSIGNED
  VALUE OF COMMON SHARES                                    --                    --                   --                 (159)
                                               ----------------      ----------------    -----------------    -----------------
DEFICIT, END OF PERIOD                                $(29,413)             $(22,838)            $(29,413)            $(22,838)
                                               ================      ================    =================    =================

NET EARNINGS (LOSS) PER COMMON SHARE
     Basic                                               $0.02                $(0.34)               $0.04               $(0.41)
     Diluted                                             $0.02                $(0.34)               $0.04               $(0.41)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
     Basic                                          33,913,067            30,594,387           33,908,081           27,234,451
     Diluted                                        34,782,751            30,961,555           34,470,292           27,600,785


*    Number of shares outstanding at September 30, 2004: 33,935,169

See accompanying notes to interim consolidated financial statements.

The 2003 financial information for the Specialty Polymers and Films segment is reflective only for the period from the date of acquisition on August 5, 2003.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                         (In thousands of U.S. dollars)
                                   (Unaudited)

                                                                  THREE              THREE                NINE                NINE
                                                           MONTHS ENDED       MONTHS ENDED       MONTHS  ENDED        MONTHS ENDED
                                                          SEPTEMBER 30,      SEPTEMBER 30,       SEPTEMBER 30,       SEPTEMBER 30,
                                                                   2004               2003                2004                2003
                                                        ----------------    ---------------     ---------------    ----------------
CASH PROVIDED BY (USED FOR):
OPERATIONS:
    Net earnings (loss)                                         $   837           $(10,412)            $ 1,286            $(11,116)
    Charges and credits to income not involving cash:
         Amortization                                             7,211              6,233              21,903              16,555
         Pension expense (recovery)                                 112                (70)                337                 133
         Amortization of deferred financing costs                   462                378               1,392                 939
         Amortization of bond premium                              (297)              (198)               (891)               (198)
         Unrealized foreign exchange loss                           873              1,858                 444               1,858
         Equity loss (income)                                       (69)               (27)               (294)                 51
         Changes in non-cash working capital                     (6,299)               794              (9,749)             (1,930)
                                                        ----------------    ---------------     ---------------    ----------------
                                                                  2,830             (1,444)             14,428               6,292
                                                        ----------------    ---------------     ---------------    ----------------
INVESTMENTS:
    Purchase of property, plant and equipment                    (4,049)            (1,065)             (8,162)             (2,269)
    AT Plastics acquisition                                          --            (10,449)                 --             (10,449)
    Other                                                          (816)                40              (1,490)                (33)
                                                        ----------------    ---------------     ---------------    ----------------
                                                                 (4,865)           (11,474)             (9,652)            (12,751)
                                                        ----------------    ---------------     ---------------    ----------------
FINANCING:
    Proceeds from long-term debt                                  1,532             82,125                (275)             82,125
    Costs incurred in issuing long-term debt                         --             (3,288)                 --              (3,288)
    Repayment of long-term debt                                      --            (87,540)                 --             (87,540)
    Increase in share capital                                        84                 22                  99                  62
    Share repurchases                                                --                 --                  --                (597)
    Increase (decrease) in pension obligation                      (105)                96                 (78)                (26)
                                                        ----------------    ---------------     ---------------    ----------------
                                                                  1,511             (8,585)               (254)             (9,264)
                                                        ----------------    ---------------     ---------------    ----------------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH
EQUIVALENTS HELD IN FOREIGN CURRENCIES                              359                424              (1,374)              4,192
                                                        ----------------    ---------------     ---------------    ----------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (165)           (21,079)              3,148             (11,531)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   57,216             71,438              53,903              61,890
                                                        ----------------    ---------------     ---------------    ----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $57,051           $ 50,359             $57,051            $ 50,359
                                                        ================    ===============     ===============    ================

See accompanying notes to interim consolidated financial statements.

The 2003 financial information for the Specialty Polymers and Films segment is reflective only for the period from the date of acquisition on August 5, 2003.

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                         (In thousands of U.S. dollars)
                                   (Unaudited)

                                                                        SPECIALTY
                                                                        POLYMERS AND
NINE MONTHS ENDED SEPTEMBER 30, 2004              ACETYLS               FILMS               CORPORATE            TOTAL
                                               -----------------     ----------------    -----------------    ------------------

SALES                                                  $236,634             $158,375                   --              $395,009

Cost of goods sold and operating expenses               202,361              143,145             $  3,222               348,728
Amortization                                             17,204                4,650                   49                21,903
                                               -----------------     ----------------    -----------------    ------------------
                                                        219,565              147,795                3,271               370,631
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $ 17,069             $ 10,580             $ (3,271)                24,378
                                               =================     ================    =================

Interest expense                                                                                                        (23,152)
Equity income (loss)                                                                                                        294
Foreign exchange gain (loss) and other                                                                                     (234)
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS                                                                                                           $  1,286
                                                                                                              ==================

Three Months ended September 30, 2004

SALES                                                  $ 77,208             $ 60,965                   --              $138,173

Cost of goods sold and operating expenses                65,584               54,252             $  1,153               120,989
Amortization                                              5,744                1,454                   13                 7,211
                                               -----------------     ----------------    -----------------    ------------------
                                                         71,328               55,706                1,166               128,200
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $  5,880             $  5,259             $ (1,166)                9,973
                                               =================     ================    =================

Interest expense                                                                                                         (7,660)
Equity income (loss)                                                                                                         69
Foreign exchange gain (loss) and other                                                                                   (1,545)
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS                                                                                                           $    837
                                                                                                              ==================


-----------------------------------------------------------------------------------------------------------------------------------

AS AT SEPTEMBER 30, 2004

TOTAL ASSETS                                           $256,219             $205,504             $ 11,860              $473,583
                                               =================     ================    =================    ==================

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                         (In thousands of U.S. dollars)
                                   (Unaudited)

                                                                        SPECIALTY
                                                                        POLYMERS AND
NINE MONTHS ENDED SEPTEMBER 30, 2003              ACETYLS               FILMS               CORPORATE            TOTAL
                                               -----------------     ----------------    -----------------    ------------------

SALES                                                  $219,649             $ 32,856                   --              $252,505

Cost of goods sold and operating expenses               193,441               29,811             $  2,240               225,492
Amortization                                             15,520                1,035                   --                16,555
                                               -----------------     ----------------    -----------------    ------------------
                                                        208,961               30,846                2,240               242,047
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $ 10,688             $  2,010             $ (2,240)               10,458
                                               =================     ================    =================

Interest expense                                                                                                        (17,357)
Equity income (loss)                                                                                                        (51)
Foreign exchange gain (loss) and other                                                                                   (4,166)
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                    $(11,116)
                                                                                                              ==================

THREE MONTHS ENDED SEPTEMBER 30, 2003

SALES                                                  $ 64,135             $ 32,856                   --              $ 96,991

Cost of goods sold and operating expenses                60,610               29,811             $  1,148                91,569
Amortization                                              5,198                1,035                   --                 6,233
                                               -----------------     ----------------    -----------------    ------------------
                                                         65,808               30,846                1,148                97,802
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $ (1,673)            $  2,010             $ (1,148)                 (811)
                                               =================     ================    =================

Interest expense                                                                                                         (6,891)
Equity income (loss)                                                                                                         27
Foreign exchange gain (loss) and other                                                                                   (2,737)
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                    $(10,412)
                                                                                                              ==================

-----------------------------------------------------------------------------------------------------------------------------------

AS AT SEPTEMBER 30, 2003

TOTAL ASSETS                                           $236,417             $206,134             $ 15,084              $457,635
                                               =================     ================    =================    ==================

The segmented information for the Specialty Polymers and Films segment includes the results of operations only for the period from August 5, 2003 to September 30, 2003.

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      (tabular dollar amounts expressed in
             thousands of U. S. dollars, except per share amounts)
                                   (unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

1.   OPERATIONS:

Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of presentation:

The interim consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company's annual consolidated financial statements. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

Except as indicated in the next paragraph, these interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2003 Annual Report.

During 2004 the Company retroactively restated its consolidated statements of operations to present freight and handling costs recovered from customers in sales revenue and cost of sales. Previously, the amounts recovered had been offset against costs incurred in cost of sales. This change in classification had no impact on operating earnings and net earnings (loss).

(b)  Stock-based compensation:

The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees and direct awards to employees. Other stock options granted to employees are accounted for by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded in share capital at the time of exercise.

(c)  Net earnings (loss) per common share:

Basic net earnings (loss) per share is calculated by dividing net earnings
(loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

(a)  Authorized: Unlimited number of common shares.

(b)  Issued:

         --------------------------------------------------------------------------------------------------------
                                                                               Number of common   Assigned
                                                                               shares             value
         --------------------------------------------------------------------------------------------------------

         Issued, December 31, 2002                                                   25,643,964        $ 64,039
         Issued on exercise of options                                                   63,000             125
         Issued on AT Plastics Acquisition                                            8,370,574          39,162
         Repurchased and other                                                         (176,100)           (267)
         --------------------------------------------------------------------------------------------------------

         Issued, December 31, 2003                                                   33,901,438         103,059
         Issued on exercise of options                                                    3,333               7
         --------------------------------------------------------------------------------------------------------

         Issued, March 31, 2004                                                      33,904,771         103,066

         Issued for cash on exercise of options                                           4,083               8
         --------------------------------------------------------------------------------------------------------

         Issued, June 30, 2004                                                       33,908,854         103,074
         --------------------------------------------------------------------------------------------------------

         Issued for cash on exercise of options                                          26,315              84
         --------------------------------------------------------------------------------------------------------

         Issued, September 30, 2004                                                  33,935,169        $103,158
         ========================================================================================================

(c)  STOCK OPTIONS:

The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

During the quarter ended March 31, 2004, the Company repriced 232,272 stock options from an average exercise price per share of $14.81 to $6.10 as a result of the conclusion of the AT Plastics acquisition during 2003. The repriced options were held by AT Plastics employees, none of whom were directors or officers of Acetex Corporation. The fair value compensation expense of the repriced options was not significant for the quarter ended March 31, 2004.

         -----------------------------------------------------------------------------------------------------------
                                                                            Number                 Weighted average
                                                                            of options             exercise price
         -----------------------------------------------------------------------------------------------------------
         Outstanding, December 31, 2002                                           2,893,188                $  6.14
         Granted                                                                     50,000                   6.10
         Exercised                                                                  (63,000)                 (2.78)
         Issued on AT Plastics Acquisition                                          666,866                  21.31
         Forfeited                                                                  (12,583)                (10.03)
         -----------------------------------------------------------------------------------------------------------

         Outstanding, December 31, 2003                                           3,534,471                   9.05
         Exercised                                                                   (3,333)                 (2.66)
         Expired                                                                    (30,238)                (54.23)
         -----------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2004                                              3,500,900                $  8.09
         Exercised                                                                   (4,083)                 (2.61)
         Granted                                                                    150,000                   5.55
         -----------------------------------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 2004                                               3,646,817                $  7.99
         Exercised                                                                  (26,315)                 (4.10)
         Expired                                                                     (6,916)                (11.15)
         Granted                                                                    100,000                   6.75
         -----------------------------------------------------------------------------------------------------------

         Outstanding, September 30, 2004                                          3,713,586                $  7.98
         ===========================================================================================================


     The following table summarizes stock options exercisable and outstanding at September 30, 2004:

-------------------------------------------------------------------------------
Options outstanding                            Options exercisable
-------------------------------------------------------------------------------
Range of exercise           Weighted average   Exercisable    Weighted average
Prices             Number   exercise price     number         exercise price
(CDN $ per share)           (CDN $)                           (CDN $)
-------------------------------------------------------------------------------
$2.60 - $5.49       728,185     $ 2.71           708,185         $ 2.71
$5.50 - $8.00     2,743,777       6.99         2,212,088           7.21
$8.01 - $81.60      241,624      35.06           240,291          35.19
-------------------------------------------------------------------------------
                  3,713,586     $ 7.98         3,160,564         $ 8.33
===============================================================================

4.   AT PLASTICS ACQUISITION

If the Acquisition had been effective on January 1, 2003, the unaudited pro forma results of operations would have been as follows:

                                                                                       THREE                  NINE
                                                                                MONTHS ENDED          MONTHS ENDED
                                                                               SEPTEMBER 30,         SEPTEMBER 30,
                                                                                        2003                  2003
                                                                             ----------------     -----------------
       SALES                                                                        $112,339              $353,962

       COST OF GOODS SOLD AND OTHER                                                  104,039               312,366
       OPERATING (1)
       AMORTIZATION                                                                    6,788                20,443
                                                                             ----------------     -----------------
                                                                                     110,827               332,809
                                                                             ----------------     -----------------
       OPERATING EARNINGS                                                           $  1,512              $ 21,153
                                                                             ================     =================

       __________
       (1) Restructuring costs in AT Plastics prior to the Acquisition have been excluded.

5.   RECONCILIATION OF NET EARNINGS (LOSS) FOR CANADIAN GAAP TO U.S. GAAP

Canadian and U.S. GAAP earnings are equivalent.

6.   SUBSEQUENT EVENT

On October 27, 2004 Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (BCP Crystal) and the Company announced that they have signed an Arrangement Agreement for BCP Crystal to acquire the Company in a transaction valued at approximately CDN $600 million (USD $492 million). Under the terms of the Arrangement Agreement, BCP Crystal will acquire all of the issued and outstanding common shares of the Company for CDN $9.00 (USD $7.38) cash per share. The Company's option and warrant holders are eligible to receive CDN $9.00 cash, less the exercise price of each option or warrant. The transaction is to be effected by way of a statutory "Plan of Arrangement" (thus the aforementioned "Arrangement Agreement"). Closing of the transaction is conditioned upon the approval of two-thirds of the votes cast by holders of the Company's shares, options and warrants. The transaction is subject to regulatory approval in Canada, the United States and Europe. The obligation of BCP Crystal to complete a transaction is also subject to the satisfaction of other customary conditions described in the Arrangement Agreement including court approval.

CONSOLIDATING SCHEDULE

Acetex Corporation
Consolidating Balance Sheet
September 30, 2004

                                                 Guarantors
                                              --------------------                     Combined                 Acetex
                                 Acetex       Acetex     Acetex   AT        Alberta AG non-                     Corporation
                                 Corporation  LLC        BV       Plastics  Industries guarantors Eliminations  Consolidated
                                 ----------------------------------------------------------------------------------------------
Cash and cash equivalents              11,975                          (425)             $ 45,501                     $ 57,051
Accounts receivable                    24,267     58,933             34,938        156     63,489      (83,200)         98,583
Inventories                                                          30,953        199     33,023                       64,175
Prepaid expenses and other                768                         1,823                 1,747                        4,338
                                 ----------------------------------------------------------------------------------------------
                                       37,010     58,933        0    67,289        355    143,760      (83,200)        224,147
Property, plant and equipment             258                       136,936        200    100,292                      237,686
                                                                                                0
Investment in affiliates              310,835    211,000  (66,566)  (93,196)      (642)   163,634     (525,065)              0
                                                                                                0
Other assets                             (480)                                             12,230                       11,750
                                 ----------------------------------------------------------------------------------------------
                                      347,623    269,933  (66,566)  111,029        (87)   419,916     (608,265)        473,583
                                 ==============================================================================================
Accounts payable                        7,331          0        0    21,539        223    127,465      (60,392)         96,166
                                 ----------------------------------------------------------------------------------------------
                                        7,331          0        0    21,539        223    127,465      (60,392)         96,166
                                 ----------------------------------------------------------------------------------------------
Pension obligation                                                   15,948                 5,639                       21,587
Long-term debt                        265,000                                             230,000     (230,000)        265,000
CIT Revolver                                0                        28,862                     0                       28,862
                                 ----------------------------------------------------------------------------------------------
                                      272,331          0        0    66,349        223    363,104     (290,392)        411,615
                                 ----------------------------------------------------------------------------------------------
Share capital                         103,158    230,000   29,099    56,274               127,466     (442,839)        103,158
Contributed surplus                     2,154                                                   0                        2,154
Retained earnings (deficit)           (30,020)    39,933  (95,665)  (11,594)      (310)   (48,286)     115,922         (30,020)
Cumulative translation
  adjustment                                                                              (22,368)       9,044         (13,324)
                                 ----------------------------------------------------------------------------------------------
                                       75,292    269,933  (66,566)   44,680       (310)    56,812     (317,873)         61,968
                                 ----------------------------------------------------------------------------------------------
                                      347,623    269,933  (66,566)  111,029        (87)   419,916     (608,265)        473,583
                                 ==============================================================================================

Acetex Corporation
Consolidating Income Statement
Period Ended September 30, 2004

                                                 Guarantors
                                              --------------------                     Combined                 Acetex
                                 Acetex       Acetex     Acetex   AT        Alberta AG non-                     Corporation
                                 Corporation  LLC        BV       Plastics  Industries guarantors Eliminations  Consolidated
                                 ----------------------------------------------------------------------------------------------
Sales                                                               146,888        825    247,296                      395,009
Amortization                               49                         4,642          8     17,204                       21,903
Cost of goods sold                                                  121,929      1,101    204,015                       327045
                                 ----------------------------------------------------------------------------------------------
                                          (49)                       20,317       (284)    26,077                       46,061
Selling, general &
  administrative                        3,356                         7,950          0      7,265                       18,571
Research and development                                              1,503                 1,609                        3,112
                                 ----------------------------------------------------------------------------------------------
Operating earnings (loss)              (3,405)         0       0     10,864       (284)    17,203             0         24,378
Equity loss                            16,893             (3,200)      (284)               11,769       (24,884)           294
Interest expense - net                (12,128)    20,866             (8,575)              (23,315)                     (23,152)
Foreign exchange and other                (73)                         (820)                  659                         (234)
                                 ----------------------------------------------------------------------------------------------
Earnings (loss) before income
  taxes                                 1,286     20,866  (3,200)     1,185       (284)     6,316       (24,884)         1,286

Income taxes                                0          0       0          0                     0             0              0
                                 ----------------------------------------------------------------------------------------------
                                            0          0       0          0          0          0             0              0
                                 ----------------------------------------------------------------------------------------------
Income (loss)                           1,286     20,866  (3,200)     1,185       (284)     6,316       (24,884)         1,286

Net earnings (loss)                     1,286     20,866  (3,200)     1,185       (284)     6,316       (24,884)         1,286

Retained earnings (deficit) at
  beginnning                          (31,307)    46,884 (92,465)   (12,779)       (26)   (54,602)      112,988        (31,307)

Dividends paid                                   (27,817)                                       0        27,817              0
                                 ----------------------------------------------------------------------------------------------
Retained earnings (deficit) at
  end                                 (30,020)    39,933 (95,665)   (11,594)      (310)   (48,286)      115,921        (30,020)
                                 ==============================================================================================

Acetex Corporation
Consolidating Statement
of Cash Flow
September 30, 2004

                                                 Guarantors
                                              --------------------                     Combined                 Acetex
                                 Acetex        Acetex    Acetex   AT        Alberta AG non-                     Corporation
                                 Corporation   LLC       BV       Plastics  Industries guarantors Eliminations  Consolidated
                                 ----------------------------------------------------------------------------------------------
Net earnings (loss)                    1,286   20,866    (3,200)     1,185       (284)     6,316      (24,884)        1,286
Charges and credits to income
  -non-cash

Amortization                              49                         4,642          8     17,204                     21,903
Pension expense                                                          0                   337                        337
Unrealized foreign exchange
  gain/loss                                                            444                     0                        444
Amortization of deferred
financing costs                                                                            1,392                      1,392
Amortization of bond premium            (891)                                                  0                       (891)
Distribution from equity
  investment in excess of income       8,142        0     3,200        284                (8,987)      (2,933)         (294)
Changes in noncash working capital    (6,729)   6,951         0     (3,079)       305     (5,846)      (1,351)       (9,749)
                                   --------------------------------------------------------------------------------------------
                                       1,857   27,817         0      3,476         29     10,415      (29,168)       14,428
                                   --------------------------------------------------------------------------------------------
Investing Activities
Purchase of property, plant and
  equipment                                0                        (3,853)       (29)    (4,280)                    (8,162)
Other                                   (363)                                             (1,127)                    (1,490)
                                   --------------------------------------------------------------------------------------------
                                        (363)       0         0     (3,853)       (29)    (5,406)           0        (9,652)
                                   --------------------------------------------------------------------------------------------
Financing activities
Proceeds from long-term debt                                          (275)                    0                       (275)
Increase in share capital                 99                                                   0                         99
Dividend paid                                 (27,817)                                         0       27,817             0
Decrease in pension obligation                                          (7)                  (71)                       (78)
                                   --------------------------------------------------------------------------------------------
                                          99  (27,817)        0       (282)         0        (71)      27,817          (254)
                                   --------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on
  cash and cash
  equivalents held in foreign
  currencies                                                                              (2,724)       1,351        (1,374)
                                   --------------------------------------------------------------------------------------------
Increase in cash during the period     1,593        0         0       (659)         0      2,214            0         3,148
Cash, beginning of period             10,382        0         0        234          0     43,287                     53,903
                                   --------------------------------------------------------------------------------------------
Cash, end of period                   11,975        0         0       (425)         0     45,501            0        57,051
                                   ============================================================================================

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL REFERENCES IN U.S. FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the AT Plastics Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

SALES

For the three months ended September 30, 2004, compared to the three months ended September 30, 2003, sales increased by 20.4% or $13.1 million to $77.2 million from $64.1 million. This resulted from an increase in average product selling prices of 6% from 2003 to 2004 as well as an increase in sales volumes of 14%. Industry newsletters indicate that pricing for the third quarter of 2004, measured in Euros, compared to the second quarter of 2004 increased 3.4% for acetic acid and 2.2% for VAM. Contract prices for the fourth quarter for acetic acid and VAM in Europe are expected to increase but have not yet been determined.

For the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, sales increased by 7.7% or $17.0 million to $236.6 million from $219.6 million. This increase resulted from a rise in average product selling prices of 4% from 2003 to 2004, and an increase in sales volumes of 4%. Industry newsletters indicate that average pricing for the first nine months of 2004 measured in Euros compared to the first nine months of 2003 increased by 5% for VAM and decreased by 5% for acetic acid.

GROSS PROFIT

Gross profit for the three months ended September 30, 2004 compared to the three months ended September 30, 2003 increased $8.7 million to $9.3 million from $0.6 million. Last year's relatively lower third quarter gross profit was primarily due to the unscheduled 18-day shutdown of the Pardies, France facility in August, 2003. The gross profit was negatively affected, during the quarter ended September 30, 2004, by approximately $0.8 million due to an unscheduled four day outage at the Pardies plant. The European contract price for methanol increased by 15% in the third quarter of 2004. The European contract price for methanol in the fourth quarter is a roll-over at Euros 230 per tonne. The cost of natural gas is expected to increase in the fourth quarter in response to the increase in world crude oil prices.

Gross profit for the nine months ended September 30, 2004, increased 44% or $8.0 million, to $26.1 million from $18.1 million in the comparable period of 2003. The increase in gross profit was primarily due to increases in the Company's selling prices, lower contract methanol prices, and the negative impact of the unscheduled shutdown in August, 2003. The average European contract price for methanol during the first nine months of 2004 was 13% lower relative to the first nine months of 2003.

OPERATING EARNINGS

Operating earnings of $5.9 million for the three months ended September 30, 2004, increased $7.6 million from an operating loss of $1.7 million in the comparable period in 2003. Last year's third quarter operating loss was due to the unscheduled shutdown at the Pardies plant. Operating earnings for the nine months ended September 30, 2004, increased 60% or $6.4 million to $17.1 million from $10.7 million in the comparable period in 2003.

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2003 and excludes 2003 restructuring charges.

SALES

For the three months ended September 30, 2004, compared to the three months ended September 30, 2003, sales increased by 26.5% or $12.8 million to $61.0 million from $48.2 million. Specialty volume continued to improve with an increase of 8.0 million pounds or 20.3% versus last year. Overall Polymers volumes grew to record levels, increasing by 13.4 million pounds or 19.0% compared to the same period last year, on 13.1% higher average selling prices. Films volumes were up 37.8%, with revenue increasing 27.9%.

For the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, sales increased by 17.9% or $24.1 million to $158.4 million from $134.3 million. Specialty volume continued to improve with an increase of
15.4 million pounds or 13.0% versus last year. Overall Polymers volumes grew by
24.1 million pounds or 10.9% compared to the same period last year, on 7.5% higher average selling prices. Films volumes were up 30.9%, boosting revenue by 16.9%.

GROSS PROFIT

Gross profit for the three months ended September 30, 2004, compared to the three months ended September 30, 2003 increased by 16.6% or $1.2 million to $8.6 million from $7.4 million. This occurred in an environment of continued raw material cost challenges and a strengthening Canadian dollar. The currency moved from 1.3338 at the beginning of the quarter to 1.2616 at quarter end. We estimate the currency move to have had a negative impact of $1.2 million in the quarter.

Gross profit for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003 decreased 6.9% or $1.5 million to $20.1 million from $21.6 million. Price increases in the period, while substantial, did not fully mitigate raw material cost increases experienced throughout the year. In addition, the Canadian dollar strengthened substantially over the period negatively affecting profits.

OPERATING EARNINGS

Operating earnings for the three months ended September 30, 2004, increased $0.7 million or 15.2% to $5.3 million from $4.6 million, while operating earnings for the nine months ended September 30, 2004, decreased by $2.3 million or 17.8% to $10.6 million from $12.9 million.


ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in noncash working capital) for the three months ended September 30, 2004, was $9.1 million compared to $(2.2 million) for the three months ended September 30, 2003. Cash provided by operations (prior to changes in non-cash working capital) for the nine months ended September 30, 2004, was $24.2 million compared to $8.2 million for the nine months ended September 30, 2003.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

Capital expenditures were at a maintenance level during the three months ended September 30, 2004, and totaled $4.0 million. Annual maintenance level capital expenditures are expected to be about $4.5 million for the Acetyls Business and $4.0 for the Specialty Polymers and Films Business. In addition, the capital costs of the maintenance turnaround at the Pardies, France facility, scheduled for the fourth quarter of 2004, are expected to approximate $4.5 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs. The Company may also pursue selective expansion opportunities.


QUARTERLY SELECTED FINANCIAL INFORMATION

The selected financial information set out below includes the results of operations of the Specialty Polymers and Films segment from August 5, 2003.

-------------------------------------------------------------------------------------------------------------------------------
                           Q3/04         Q2/04         Q1/04         Q4/03        Q3/03        Q2/03       Q1/03        Q4/02
-------------------------------------------------------------------------------------------------------------------------------
SALES                     138,173       129,024       127,812      114,425        96,991      74,687      80,827        57,388
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)           837         1,093          (644)      (7,861)      (10,412)     (2,683)      1,979        (2,823)
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS
  (LOSS) PER SHARE           0.02          0.03         (0.02)       (0.23)        (0.34)      (0.11)       0.08         (0.11)
-------------------------------------------------------------------------------------------------------------------------------

Prior quarter's revenues have been restated for the change in accounting classification of freight and handling costs.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Acetex Corporation
                                        ---------------------------------------
                                        (Registrant)



DATE: November 15, 2004             By: "Lori Bondar"
                                        ---------------------------------------
                                        Lori Bondar
                                        Chief Financial Officer